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                             December 9, 2020

       Peter (Peizhi) Luo
       Chief Executive Officer
       Adagene Inc.
       4F, Building C14, No. 218
       Xinghu Street, Suzhou Industrial Park
       Suzhou, Jiangsu Province, 25125
       People's Republic of China

                                                        Re: Adagene Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
24, 2020
                                                            CIK No.: 0001818838

       Dear Mr. Luo:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 10, 2020 letter.

       Draft Registration Statement on Form F-1 Submitted on November 24, 2020

       Prospectus Summary
       Overview
       Our Pipeline, page 5

   1. We note your response to our prior comment 2 and your revised pipeline table that shows your trial 1001
for ADG126 has already commenced Phase Ia. However, your
                                                        disclosures only
indicate that you have received authorization to begin the trial from the
                                                        Australian authorities,
and from the FDA, subject to submission of a revised agreed-upon
 Peter (Peizhi) Luo
FirstName  LastNamePeter (Peizhi) Luo
Adagene Inc.
Comapany9,
December   NameAdagene
              2020        Inc.
December
Page  2    9, 2020 Page 2
FirstName LastName
         protocol, but not that the trial has commenced. Please reconcile your disclosures. In addition, please explain why it is appropriate to show Phase Ia and Phase Ib as two separate columns when your discussions for ADG126 and ADG116 only refer to "Phase
         I". Please also explain why it is appropriate to retain the US 1001 trial for ADG116 in the pipeline table when you do not currently plan to enroll patients in this clinical trial.
ADG126: Novel anti-CTLA-4 SAFEbody candidate, page 7

2. We note your use of the phrase "potency" to describe certain preclinical observations. For example only, we note your revised disclosures here and elsewhere in your prospectus where you state that "ADG126 in addition to its potency for Treg depletion in TME suggests its potential for tolerable and potent monotherapies" and that "preclinical results support the further clinical evaluation of ADG116 both as tolerable and potent monotherapies and combination therapies for a wide range of tumor types." As ADG126 is only in the preclinical stage, and as safety and efficacy determinations are solely within the FDA's authority and they continue to be evaluated throughout all phases of clinical trials, please remove these and any similar references. Where you deem appropriate, you may present objective data resulting from your trials without including your conclusions related to safety or efficacy.
Notes to the Consolidated Financial Statements
18. Condensed Financial Information of the Parent Company, page F-40

3. Please disclose the amount of the restricted net assets for each subsidiary in accordance with Article 4-08(e)(3)(ii) of Regulation S-X. To the extent that restricted net assets of your consolidated subsidiaries does not exceed 25 percent of consolidated net assets as of
         December 31, 2019 in accordance with Article 5-04(c) of Regulation S-X, please disclose the purpose of presenting the parent company financial information.
4. Please disclose the related party transactions recognized in your statements of comprehensive loss and statements of cash flows in accordance with
Article 4-08(k)(i) of
         Regulation S-K. In addition, disclose any intercompany profits or losses resulting from transactions with related parties and the effects of those transactions in accordance with
         Article 4-08(k)(ii) of Regulation S-X. As part of your response, tell us what services you provided and who the related party is for the revenue recognized for fiscal year 2019.
 Peter (Peizhi) Luo
Adagene Inc.
December 9, 2020
Page 3

       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,
FirstName LastNamePeter (Peizhi) Luo
                                                          Division of
Corporation Finance
Comapany NameAdagene Inc.
                                                          Office of Life
Sciences
December 9, 2020 Page 3
cc:       Li He, Esq.
FirstName LastName